OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

P. T. Indosat Tbk
(Name of Issuer)
Series B Common Shares, par value Rp.100 per share
(Title of Class of Securities)
715680 10 4
(CUSIP Number)
Pek Siok Lan
STT Communications Ltd
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
Telephone: (65) 6723 8668
Facsimile: (65) 6720 7277

Copy to:
Michael W. Sturrock, Esq.
Latham & Watkins LLP
80 Raffles Place #14-20
Singapore 048624
Telephone: (65) 6536 1161
Facsimile: (65) 6536 1171
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 12, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Exhibit Index
SCHEDULE A
EX-1 Indosat Deed dated January 12, 2007

CUSIP No.	715680 10 4	Page	2	of	17

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Temasek Holdings (Private) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK;OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Singapore

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,217,590,000(1)(2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

2,217,590,000(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,217,590,000(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

40.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1)	Includes 46,340,000 Series B Common Shares which are owned beneficially and of record by Indonesia Communications Pte. Ltd., a wholly-owned subsidiary of Asia Mobile Holdings Pte. Ltd (“AMH”).

(2)	The Reporting Person expressly disclaims beneficial ownership of all shares beneficially owned by Singapore Technologies Telemedia Pte Ltd and its subsidiaries.

CUSIP No.	715680 10 4	Page	3	of	17

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Singapore Technologies Telemedia Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK;OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Singapore

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,217,590,000(3)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

2,217,590,000(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,217,590,000(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

40.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(3)	Includes 46,340,000 Series B Common Shares which are owned beneficially and of record by Indonesia Communications Pte. Ltd., a wholly-owned subsidiary of AMH.

CUSIP No.	715680 10 4	Page	4	of	17

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): STT Communications Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK;OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Singapore

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,217,590,000(4)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

2,217,590,000(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,217,590,000(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

40.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(4)	Includes 46,340,000 Series B Common Shares which are owned beneficially and of record by Indonesia Communications Pte. Ltd., a wholly-owned subsidiary of AMH.

CUSIP No.	715680 10 4	Page	5	of	17

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Asia Mobile Holding Company Pte. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK;OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Singapore

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,217,590,000(5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

2,217,590,000(5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,217,590,000(5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

40.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(5)	Includes 46,340,000 Series B Common Shares which are owned beneficially and of record by Indonesia Communications Pte. Ltd., a wholly-owned subsidiary of AMH.

CUSIP No.	715680 10 4	Page	6	of	17

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Asia Mobile Holdings Pte. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK;OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Singapore

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,217,590,000(6)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

2,217,590,000(6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,217,590,000(6)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

40.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(6)	Includes 46,340,000 Series B Common Shares which are owned beneficially and of record by Indonesia Communications Pte. Ltd., a wholly-owned subsidiary of AMH.

CUSIP No.	715680 10 4	Page	7	of	17

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Indonesia Communications Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	BK;OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Mauritius

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,171,250,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,171,250,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,171,250,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	40.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

This Amendment No. 4 amends the Schedule 13D previously filed by STT Communications Ltd. (“STT Comm”) with the Securities and Exchange Commission on January 29, 2003, as amended by Amendment No. 1 to the Schedule 13D filed by STT Comm with the SEC on December 22, 2003, Amendment No. 2 to the Schedule 13D filed by STT Comm with the SEC on January 11, 2005 and Amendment No. 3 to the Schedule 13D filed by STT Comm with the SEC on December 29, 2006 (the “Statement”) with respect to the Series B Common Shares, par value 100 Rupiah per share (the “Series B Shares”), of P.T. Indosat Tbk, an Indonesian corporation (the “Issuer”). Capitalized terms used but not defined herein have the meanings given to them in the Statement.
Item 2.  Identity and Background
Item 2 is amended to include the following paragraph:
The information regarding the executive officers and directors of the Reporting Persons set forth on Schedule A to this Statement is amended and restated in its entirety as set forth on Schedule A attached hereto, which is incorporated herein by reference.
Item 4.  Purpose of Transaction
On January 12, 2007, STT Comm entered into a joint venture arrangement and strategic alliance with Qatar Telecom (Qtel) Q.S.C. (“Qtel”), whereby the parties intend to invest in AMH as a platform to hold and make investments in the mobile telecommunications sector in the Asia Pacific region (including AMH’s existing holdings in the Issuer). In relation to such joint venture arrangement, the parties entered into an agreement pursuant to which Qtel, through a wholly-owned subsidiary Qtel Investment Holdings BSC (“QIH”), has agreed to subscribe for approximately 25% of the share capital in AMH. The parties have also entered into a deed pursuant to which they have agreed not to make any investments, directly or indirectly, in the Issuer and its subsidiaries (except for any interests in the Issuer and its subsidiaries which are held by the STT group companies through AMH). The parties expect to terminate this deed upon closing of the joint venture arrangement above (“Closing”). A copy of the deed is attached hereto as Exhibit 1 and is incorporated herein by reference. Closing is subject to customary closing conditions, and the execution of a shareholders agreement by AMH, AMHC and QIH relating to AMH’s interests in the Issuer.
Pursuant to the shareholders agreement, AMHC and QIH will agree, among other things:
•	not to make any investments, directly or indirectly, in the Issuer or its subsidiaries, except through AMH or in certain limited circumstances;
•	that control of the Issuer remains with STT Comm (through its control of AMHC and AMH) and QIH will not have the ability to vote, or direct the voting of, or the power to dispose, or direct the disposition of, shares or other securities of the Issuer;
•	that QIH will not have the right to nominate and/or appoint directors to the board of directors of the Issuer;
•	to vote AMH’s shares in the Issuer in favor of the appointment (or reappointment) of at least five commissioners to the board of commissioners of the Issuer. Of these commissioners, four commissioners will be nominated by STT Comm (through AMHC) and one commissioner will be nominated by QIH (in consultation with AMHC);
•	to procure that the commissioners nominated by them will vote (or abstain therefrom) on all Issuer matters in accordance with the instructions of a lead director of AMH nominated by AMHC or the resolutions of the shareholders or board of AMH, as the case may be;
•	to consult with one another before allowing AMH to take action with respect to the following matters involving the Issuer: (i) changes to the constitutional documents of the Issuer, (ii) entering into liquidation or similar bankruptcy proceedings of the Issuer, or (iii) the Issuer acquiring or disposing of any material assets or incurring any material contractual or other obligation, provided that any such acquisition, disposition or incurrence would require the approval of the Issuer’s shareholders under applicable laws, regulations and the rules of any relevant stock exchange. As the rights of Qtel (through QIH) under the shareholders agreement are merely consultative, nothing in the shareholders agreement will confer on Qtel or QIH the right to veto any matter relating to the Issuer; and
•	that the shareholders agreement shall continue until mutually terminated by AMH, AMHC and QIH in writing.
Subject to prevailing market conditions, one or more of the Reporting Persons may increase or decrease their shareholdings in the Issuer.

Item 5.  Interest in Securities of Issuer
Item 5(a) — (b) is amended and restated in its entirety as follows:
Temasek, through its ownership of STT, may be deemed to share voting and dispositive power over the Series B Common Shares beneficially owned by STT Comm, AMHC, AMH, ICL and ICPL. However, pursuant to Rule 13d-4 under the Exchange Act, Temasek expressly disclaims beneficial ownership of such Series B Common Shares.
STT is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 2,217,590,000 Series B Common Shares of the Issuer, or 40.8% of the outstanding Series B Common Shares, and to have shared power over the voting and disposition of such shares, which consist of 2,171,250,000 Series B Common Shares of the Issuer through its ownership of STT Comm, AMHC, AMH and ICL and 46,340,000 additional Series B Common Shares of the Issuer which are owned beneficially and of record by ICPL, a wholly-owned subsidiary of AMH.
STT Comm is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 2,217,590,000 Series B Common Shares of the Issuer, or 40.8% of the outstanding Series B Common Shares, and to have shared power over the voting and disposition of such shares, which consist of 2,171,250,000 Series B Common Shares of the Issuer through its ownership of AMHC, AMH and ICL and 46,340,000 additional Series B Common Shares of the Issuer which are owned beneficially and of record by ICPL, a wholly-owned subsidiary of AMH.
AMHC is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 2,217,590,000 Series B Common Shares of the Issuer, or 40.8% of the outstanding Series B Common Shares, and to have shared power over the voting and disposition of such shares, which consist of 2,171,250,000 Series B Common Shares of the Issuer through its ownership of AMH and ICL and 46,340,000 additional Series B Common Shares of the Issuer which are owned beneficially and of record by ICPL, a wholly-owned subsidiary of AMH.
AMH is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 2,217,590,000 Series B Common Shares of the Issuer, or 40.8% of the outstanding Series B Common Shares, and to have shared power over the voting and disposition of such shares, which consist of 2,171,250,000 Series B Common Shares of the Issuer through its ownership of ICL and 46,340,000 additional Series B Common Shares of the Issuer which are owned beneficially and of record by ICPL, a wholly-owned subsidiary of AMH.
ICL is the beneficial owner of 2,171,250,000 Series B Common Shares of the Issuer, or 40.0% of the outstanding Series B Common Shares, and has shared power over the voting and disposition of such shares.
Item 5(c) is amended to include the following paragraph:

Date	Transacting Person	Transaction	Number of Shares	Price
01/17/2007	Fullerton (Private) Limited	Open Market Sale	1,532,500	Rp. 5928.8204
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 6 is amended to include the disclosure in item 4 above.
Item 7.  Material to be Filed as Exhibits
1.	Indosat Deed dated January 12, 2007 among STT Communications Ltd, Asia Mobile Holding Company Pte. Ltd., Qatar Telecom (Qtel) Q.S.C., Qtel Investment Holdings BSC and Asia Mobile Holdings Pte. Ltd.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2007	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By	:	/s/ Chia Yue Joo

	Name	:	Chia Yue Joo
	Title	:	Managing Director, Legal & Regulations

SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD

	By	:	/s/ Pek Siok Lan

	Name	:	Pek Siok Lan
	Title	:	Company Secretary

STT COMMUNICATIONS LTD

	By	:	/s/ Pek Siok Lan

	Name	:	Pek Siok Lan
	Title	:	Company Secretary

ASIA MOBILE HOLDING COMPANY PTE. LTD.

	By	:	/s/ Pek Siok Lan

	Name	:	Pek Siok Lan
	Title	:	Company Secretary

ASIA MOBILE HOLDINGS PTE. LTD.

	By	:	/s/ Pek Siok Lan

	Name	:	Pek Siok Lan
	Title	:	Company Secretary

INDONESIA COMMUNICATIONS LIMITED

	By	:	/s/ Pek Siok Lan

	Name	:	Pek Siok Lan
	Title	:	Authorized Signatory

Exhibit Index
1.	Indosat Deed dated January 12, 2007 among STT Communications Ltd, Asia Mobile Holding Company Pte. Ltd., Qatar Telecom (Qtel) Q.S.C., Qtel Investment Holdings BSC and Asia Mobile Holdings Pte. Ltd.

SCHEDULE A
The name, present principal occupation and business address of each director and executive officer of the Reporting Persons is set forth below.
The following is a list of the executive officers and directors of Temasek Holdings (Private) Limited (“Temasek”):

Name, Business Address and	Present Principal	Citizenship	Number of shares
Position	Occupation		held in Issuer

S Dhanabalan	Chairman,	Singaporean	—
60B Orchard Road	Temasek Holdings (Private)
#06-18 Tower 2	Limited
The Atrium@Orchard
Singapore 238891
(Chairman of Temasek)

Kwa Chong Seng	Chairman/Managing Director,	Singaporean	—
1 Harbourfront Place	ExxonMobil Asia Pacific Pte Ltd
#06-00 Harbourfront Tower One
Singapore 098633
(Deputy Chairman of Temasek)

Lim Siong Guan	Chairman,	Singaporean	—
250 North Bridge Road	Economic Development Board
#28-00 Raffles City Tower
Singapore 179101
(Director of Temasek)

Sim Kee Boon	Member, Temasek	Singaporean	—
60B Orchard Road	Advisory Panel, Temasek
#06-18 Tower 2	Holdings (Private) Limited
The Atrium@Orchard
Singapore 238891
(Director of Temasek)

Koh Boon Hwee	Chairman,	Singaporean	—
1 Kim Seng Promenade	DBS Group Holdings Ltd &
#10-06 Great World City East Tower	DBS Bank Ltd
Singapore 237994
(Director of Temasek)

Kua Hong Pak	Managing Director & Group CEO,	Singaporean	—
205 Braddell Road	ComfortDelgro Corporation
East Wing 7th Floor	Limited
Singapore 579701
(Director of Temasek)

Goh Yew Lin	Executive Director,	Singaporean	—
50 Raffles Place	G.K. Goh Holdings Limited
#33-00 Singapore Land Tower
Singapore 048623
(Director of Temasek)

Name, Business Address and	Present Principal	Citizenship	Number of shares
Position	Occupation		held in Issuer

Teo Ming Kian	Permanent Secretary,	Singaporean	—
100 High Street	Ministry of Finance
#10-01 The Treasury
Singapore 179434
(Director of Temasek)

Simon Claude Israel	Executive Director,	New Zealander	—
60B Orchard Road	Temasek Holdings (Private)	Singapore Permanent
#06-18 Tower 2	Limited	Resident
The Atrium@Orchard
Singapore 238891
(Executive Director of Temasek)

Ho Ching	Executive Director & CEO,	Singaporean	—
60B Orchard Road	Temasek Holdings (Private)
#06-18 Tower 2	Limited
The Atrium@Orchard
Singapore 238891
(Executive Director & CEO of Temasek)
The following is a list of the executive officers and directors of Singapore Technologies Telemedia Pte Ltd (“STT”):

Name, Business Address and	Present Principal	Citizenship	Number of shares
Position	Occupation		held in Issuer

Tan Guong Ching	Corporate Director	Singaporean	—
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Chairman and Director, STT)

Peter Seah Lim Huat	Corporate Director	Singaporean	—
51 Cuppage Road #09-01
StarHub Centre
Singapore 229469
(Deputy Chairman and Director, STT)

Lee Theng Kiat	President and CEO,	Singaporean	135,000
51 Cuppage Road #10-11/17	STT and STT Comm
StarHub Centre
Singapore 229469
(Director, President & CEO, STT)

Sum Soon Lim	Corporate Director	Singaporean	—
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director, STT)

Lim Ming Seong	Corporate Director	Singaporean	—
No. 2 Ubi View
Singapore 408556
(Director, STT)

Chang See Hiang	Advocate & Solicitor	Singaporean	—
9 Temasek Boulevard
#15-01 Suntec Tower 2
Singapore 038989
(Director, STT)

Justin Weaver Lilley	Attorney-at-Law	American	—
5729 Potomac Ave., NW
Washington, DC 20016
USA
(Director, STT)

Sir Michael Perry, GBE	Corporate Director	British	—
75 Park Walk
London SW10 0AZ
United Kingdom
(Director, STT)

Name, Business Address and	Present Principal	Citizenship	Number of shares
Position	Occupation		held in Issuer

Vicente S. Perez, Jr.	Corporate Director	Filipino	—
Unit 1605 Ayala Tower One
Ayala Avenue
Makati City
Philippines 1226
(Director, STT)

Sio Tat Hiang	Executive Vice President,	Singaporean	—
51 Cuppage Road #10-11/17	STT and STT Comm
StarHub Centre
Singapore 229469
(Executive Vice President, STT)

Pek Siok Lan	Senior Vice President,	Singaporean	—
51 Cuppage Road #10-11/17	Legal and General Counsel,
StarHub Centre	STT and STT Comm
Singapore 229469
(Company Secretary, STT)

Stephen Geoffrey Miller	Chief Financial Officer,	Australian	—
51 Cuppage Road #09-01	STT and STT Comm
StarHub Centre
Singapore 229469
(Chief Financial Officer, STT)

Anupam Garg	Senior Vice President,	Indian	—
51 Cuppage Road #09-01	International Business
StarHub Centre	Development, STT and STT Comm
Singapore 229469
(Senior Vice President, International
Business Development, STT)

Kek Soon Eng	Senior Vice President,	Singaporean	—
51 Cuppage Road #10-11/17	Management of Investee
StarHub Centre	Companies, STT and STT Comm
Singapore 229469
(Senior Vice President, Management of
Investee Companies, STT)

The following is a list of the executive officers and directors of STT Communications Ltd (“STT Comm”):

Name, Business Address and	Present Principal	Citizenship	Number of shares
Position	Occupation		held in Issuer

Tan Guong Ching	Corporate Director	Singaporean	—
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Chairman and Director, STT Comm)

Peter Seah Lim Huat	Corporate Director	Singaporean	—
51 Cuppage Road #09-01
StarHub Centre
Singapore 229469
(Deputy Chairman and Director, STT Comm)

Lee Theng Kiat	President and CEO,	Singaporean	135,000
51 Cuppage Road #10-11/17	STT and STT Comm
StarHub Centre
Singapore 229469
(Director, President & CEO, STT Comm)

Sum Soon Lim	Corporate Director	Singaporean	—
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director, STT Comm)

Lim Ming Seong	Corporate Director	Singaporean	—
No. 2 Ubi View
Singapore 408556
(Director, STT Comm)

Chang See Hiang	Advocate & Solicitor	Singaporean	—
9 Temasek Boulevard
#15-01 Suntec Tower 2
Singapore 038989
(Director, STT Comm)

Justin Weaver Lilley	Attorney-at-Law	American	—
5729 Potomac Ave., NW
Washington, DC 20016
USA
(Director, STT Comm)

Sir Michael Perry, GBE	Corporate Director	British	—
75 Park Walk
London SW10 0AZ
United Kingdom
(Director, STT Comm)

Name, Business Address and	Present Principal	Citizenship	Number of shares
Position	Occupation		held in Issuer

Vicente S. Perez, Jr.	Corporate Director	Filipino	—
Unit 1605 Ayala Tower One
Ayala Avenue
Makati City
Philippines 1226
(Director, STT Comm)

Sio Tat Hiang	Executive Vice President,	Singaporean	—
51 Cuppage Road #10-11/17	STT and STT Comm
StarHub Centre
Singapore 229469
(Executive Vice President, STT Comm)

Pek Siok Lan	Senior Vice President,	Singaporean	—
51 Cuppage Road #10-11/17	Legal and General Counsel,
StarHub Centre	STT and STT Comm
Singapore 229469
(Company Secretary, STT Comm)

Stephen Geoffrey Miller	Chief Financial Officer,	Australian	—
51 Cuppage Road #09-01	STT and STT Comm
StarHub Centre
Singapore 229469
(Chief Financial Officer, STT Comm)

Anupam Garg	Senior Vice President,	Indian	—
51 Cuppage Road #09-01	International Business
StarHub Centre	Development, STT and STT Comm
Singapore 229469
(Senior Vice President, International
Business Development, STT Comm)

Kek Soon Eng	Senior Vice President,	Singaporean	—
51 Cuppage Road #10-11/17	Management of Investee
StarHub Centre	Companies, STT and STT Comm
Singapore 229469
(Senior Vice President, Management of
Investee Companies, STT Comm)
The following is a list of the executive officers and directors of AMHC:

Name, Business Address and	Present Principal	Citizenship	Number of shares
Position	Occupation		held in Issuer

Lee Theng Kiat	President and CEO,	Singaporean	135,000
51 Cuppage Road #10-11/17	STT and STT Comm
StarHub Centre
Singapore 229469
(Director, AMHC)

Name, Business Address and	Present Principal	Citizenship	Number of shares
Position	Occupation		held in Issuer

Tan Guong Ching	Corporate Director	Singaporean	—
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director, AMHC)
The following is a list of the executive officers and directors of AMH:

Name, Business Address and	Present Principal	Citizenship	Number of shares
Position	Occupation		held in Issuer

Lee Theng Kiat	President and CEO,	Singaporean	135,000
51 Cuppage Road #10-11/17	STT and STT Comm
StarHub Centre
Singapore 229469
(Director, AMH)

Tan Guong Ching	Corporate Director	Singaporean	—
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director, AMH)
The following is a list of the executive officers and directors of ICL:

Name, Business Address and	Present Principal	Citizenship	Number of shares
Position	Occupation		held in Issuer

Lee Theng Kiat	President and CEO,	Singaporean	135,000
51 Cuppage Road	STT and STT Comm
#10-11/17
StarHub Centre
Singapore 229469
(Director, ICL)

Kek Soon Eng	Senior Vice President,	Singaporean	—
51 Cuppage Road #10-11/17	Management of
StarHub Centre	Investee Companies
Singapore 229469	STT and STT Comm
(Director, ICL)

Louis Gervais Franco Gua	Head of Corporate	Mauritian	—
4th Floor, Barkly Wharf East	Services Department,
Le Caudan Waterfront	Deutsche Bank
Port-Louis	Mauritius Limited
Mauritius
(Director, ICL)

Mark Sebastian Law	Head of Mauritius	British, Jersey	—
4th Floor, Barkly Wharf East	Insourcing Group,	Channel Islands
Le Caudan Waterfront	Deutsche Bank
Port Louis	Mauritius Limited
Mauritius
(Director, ICL)